Exhibit 99.1

Luckin Coffee Inc. Announces Unaudited Third Quarter 2021 Financial Results

Net Revenues Grew More than 100%

Reports Increases in Average Selling Prices, Number of Monthly Transacting Customers,

Number of Products Sold and Store Footprint

BEIJING, December 9, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended September 30, 2021.

COMPANY STATEMENT

“We are seeing strong performance across the business in the third quarter with increased customer retention and order frequency, greater brand recognition, and our products achieving higher average selling price. Specifically, some of our innovative products, such as iced coconut latte, were very well received by our customers, benefiting from the relatively hot weather (compared to other seasons).” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “Further, we continued to execute against our strategic plan with the expansion of our Luckin Partnership stores contributing significantly to revenue growth. Our improved profitability is demonstrated through the significant reduction in operating losses for the quarter, as well as our store level operating margin increasing to over 25%.”

Dr. Guo added, “We appreciate the dedication and contribution of all Luckin Coffee employees and the continuous trust and support of our customers. While we are pleased with the latest quarterly results, we remain focused on the execution of our long term strategic plan — continue providing outstanding and innovative products and services to our customers and driving long-term value for shareholders.”

THIRD QUARTER 2021 HIGHLIGHTS1

•	Total net revenues in the third quarter were RMB2,350.2 million (US$364.7 million), representing an increase of 105.6% from RMB1,143.0 million in the same quarter of 2020.

•	Revenues from product sales in the third quarter were RMB1,934.1 million (US$300.2 million), representing an increase of 83.9% from RMB1,051.6 million in the same quarter of 2020.

•	Revenues from partnership stores in the third quarter were RMB416.1 million (US$64.6 million), representing an increase of 355.0% from RMB91.5 million in the same quarter of 2020.

•	Same-store sales growth for self-operated stores in the third quarter was 75.8%, compared to 0.3% in the same quarter of 2020.

•	Average monthly transacting customers in the third quarter were 14.7 million, representing an increase of 79.2% from 8.2 million in the same quarter of 2020.

1 Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions on certain terms used.

•	Total number of stores was 5,671 as of the end of the third quarter, including 4,206 self-operated stores and 1,465 partnership stores. Self-operated stores increased by 6.4% from 3,952 stores as of the end of the same quarter of 2020 and partnership stores increased by 66.7% from 879 partnership stores as of the end of the same quarter of 2020.

•	Store level operating profit – self operated stores in the third quarter was RMB452.1 million (US$70.2 million) with store level operating profit margin of 25.2%, compared to a store level operating loss – self operated stores of RMB2.1 million with store level operating loss margin of 0.2% in the same quarter of 2020.

THIRD QUARTER OF 2021 UNAUDITED FINANCIAL RESULTS

Total net revenues were RMB2,350.2 million (US$364.7 million) in the third quarter of 2021, representing an increase of 105.6% from RMB1,143.0 million in the same quarter of 2020. Net revenues growth was primarily driven by the increased average selling price for the Company’s products, the increase in the number of monthly transacting customers, the increase in our store footprint and the number of products sold.

•	Revenues from product sales were RMB1,934.1 million (US$300.2 million) in the third quarter of 2021, representing an increase of 83.9% from RMB1,051.6 million in the same quarter of 2020.

•	Net revenues from freshly brewed drinks were RMB1,716.4 million (US$266.4 million), representing 73.0% of total net revenues in the third quarter of 2021, compared to RMB909.5 million, or 79.6% of total net revenues, in the same quarter of 2020.

•	Net revenues from other products were RMB107.5 million (US$16.7 million), representing 4.6% of total net revenues in the third quarter of 2021, compared to RMB86.7 million, or 7.6% of total net revenues, in the same quarter of 2020.

•	Net revenues from others were RMB110.2 million (US$17.1 million), representing 4.7% of total net revenues in the third quarter of 2021, compared to RMB55.4 million, or 4.8% of total net revenues, in the same quarter of 2020.

•	Revenues from partnership stores were RMB416.1 million (US$64.6 million) in the third quarter of 2021, representing 17.7% of total net revenues, which is an increase of 355.0% compared to RMB91.5 million, or 8.0% of total net revenues, in the same quarter of 2020. For the third quarter of 2021, revenues from partnership stores included sales of materials of RMB263.5 million (US$40.9 million), sales of equipment of RMB51.3 million (US$8.0 million), profit sharing of RMB49.2 million (US$7.6 million) and other of RMB52.1 million (US$8.1 million).

Total operating expenses were RMB2,356.9 million (US$365.8 million) in the third quarter of 2021, representing an increase of 46.8% from RMB1,605.5 million in the same quarter of 2020. The increase in total operating expenses was in line with the Company’s business expansion. Meanwhile, operating expenses as a percentage of net revenues decreased to 100.3% in the third quarter of 2021 from 140.5% in the same quarter of 2020, mainly driven by increased economies of scale and the Company’s technology-driven operations.

•	Cost of materials were RMB919.9 million (US$142.8 million) in the third quarter of 2021, representing an increase of 74.1% from RMB528.3 million in the same quarter of 2020, in line with the increase in the number of products sold.

•

Store rental and other operating costs were RMB515.5 million (US$80.0 million) in the third quarter of 2021, representing an increase of 26.3% from RMB408.0 million in the same quarter of 2020, mainly due to the increase in payroll, store rental and utilities costs as a result of the increased number of items sold per store and increased number of stores in the third quarter of 2021 compared to the same period last year.

•	Depreciation and amortization expenses were RMB136.0 million (US$21.1 million) in the third quarter of 2021, representing an increase of 10.5% from RMB123.1 million in the same quarter of 2020, mainly due to a one-off write-down of decoration of Beijing office building of RMB26.1 million (US$4.0 million).

•	Sales and marketing expenses were RMB363.9 million (US$56.5 million) including delivery expenses of RMB266.9 million (US$41.4 million) in the third quarter of 2021, representing an increase of 116.0% from RMB168.5 million including delivery expenses of RMB108.7 million in the same quarter of 2020. This increase in sales and marketing expenses was primarily due to the increase in delivery expenses as a result of the increase in the number of delivery orders.

•	General and administrative expenses were RMB321.2 million (US$49.8 million) in the third quarter of 2021, representing an increase of 85.5% from RMB173.1 million in the same quarter of 2020. The increase in general and administrative expenses was mainly driven by the increased share-based compensation following the adoption of the 2021 Equity Incentive Plan as announced on January 25, 2021.

•	Store preopening and other expenses were RMB6.0 million (US$0.9 million) in the third quarter of 2021, compared to RMB2.3 million in the same quarter of 2020, mainly due to increased rental costs for new store openings.

•	Impairment loss of long-lived assets were RMB19.0 million (US$2.9 million) in the third quarter of 2021, which was provided for a set of equipment and machines that were specially adapted to Luckin Tea stores and products such as filters and refrigerators as the Company removed certain Luckin Tea products off shelves and adjusted the store opening plan in the third quarter of 2021 to suspend opening new Luckin Tea stores in the foreseeable future. There was no impairment loss of long-lived assets in the same quarter of 2020.

•	Losses and expenses related to Fabricated Transactions and Restructuring were RMB75.5 million (US$11.7 million) in the third quarter of 2021, representing a decrease of 62.6% from RMB202.2 million in the same quarter of 2020, which consist primarily of (i) legal fees incurred to respond to a number of legal proceedings; (ii) professional fees and expenses reimbursed for the JPLs; (iii) legal fees under indemnification for security holders, underwriters of the Company’s initial public offering and follow-on offering, directors and officers; and (iv) other advisory service fees.

Operating Loss was RMB6.7 million (US$1.0 million) in the third quarter of 2021, compared to an operating loss of RMB462.5 million in the same quarter of 2020. Non-GAAP operating income was RMB71.4 million (US$11.1 million) in the third quarter of 2021, compared to a non-GAAP operating loss of RMB505.4 million in the same quarter of 2020. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Net loss was RMB23.5 million (US$3.6 million) in the third quarter of 2021 including a one-off loss of RMB14.2 million (US$2.2 million) on uncollectable deposit due to relocating our Beijing office, representing a decrease of 98.6% from a net loss of RMB1,711.2 million in the same quarter of 2020. Non-GAAP net income was RMB54.6 million (US$8.5 million) in the third quarter of 2021, compared to a non-GAAP net loss of RMB614.1 million in the same quarter of 2020.

Basic and diluted net loss per ADS was RMB0.08 (US$0.01) in the third quarter of 2021, compared to a net loss of RMB6.80 in the same quarter of 2020.

Non-GAAP basic and diluted net income per ADS was RMB 0.24 (US$0.00) in the third quarter of 2021, compared to a net loss of RMB2.40 in the same quarter of 2020.

Net cash generated from operating activities was RMB8.3 million (US$1.3 million) in the third quarter of 2021, compared to RMB272.1 million in net cash used in in the same quarter of 2020. The improvement was primarily driven by the Company’s improved business operations, realized store level profitability and enhanced ability to generate revenue.

Cash and cash equivalents and short-term investments were RMB5,032.0 million (US$781.0 million) as of September 30, 2021, compared to RMB5,056.0 million as of December 31, 2020. The slight decrease was primarily driven by the cash used in investing activities partially offset by cash generated from operating activities.

KEY OPERATING DATA

	For the three months ended or as of
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2020	2020	2020	2021	2021	2021
Total self-operated stores	4,267	3,952	3,929	3,939	4,018	4,206
Pick-up stores	4,085	3,798	3,791	3,801	3,883	4,077
Relax stores	141	142	134	134	132	129
Delivery kitchens	41	12	4	4	3	-
Total partnership stores	824	879	874	1,012	1,241	1,465

Cumulative number of transacting customers (in thousands)	54,501.9	59,353.4	64,915.6	69,095.8	75,593.4	83,787.3
Average monthly transacting customers (in thousands)	8,945.1	8,214.8	9,712.1	8,728.0	12,285.3	14,721.8

Average monthly total items sold in self-operated stores and unmanned coffee machines (in thousands)	27,011.7	27,604.1	31,632.2	26,783.0	37,041.1	42,283.6
Freshly brewed drinks	22,867.7	23,446.3	26,702.9	23,121.9	32,558.8	37,589.1
Other products	4,144.0	4,157.8	4,929.3	3,661.1	4,482.3	4,694.5

KEY DEFINITIONS

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, unmanned machines, e-commerce and revenue from delivery for self-operated stores.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, and other services provided to partnership stores and profit sharing from partnership stores.

•	Same-store sales growth for self-operated stores . Defined as growth rate of total revenue from stores that has been in operation as at comparable period beginning and was not closed before current period ending with the number of average operating days over 15 per month over both current period and last year’s comparable period.

•

Store level operating profit (loss) - self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees and, store preopening and other expenses from our self-operated store revenues.

•	Store level operating profit (loss) margin - self-operated stores. Calculated by dividing store level operating profit (loss) by total net revenues from self-operating stores.

•	Total number of stores. The number of stores opened as at period ending, excluding unmanned machines.

•	Cumulative number of transacting customers. The total number of transacting customers since our inception. This includes those of partnership stores and those only consumed with free-coupons.

•	Average monthly transacting customers. The total number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only consumed with free-coupons).

•	Average monthly total items sold in self-operated stores and unmanned machines. Total number of items (including freshly brewed and non-freshly brewed items) sold in self-operating stores and unmanned machines divided by the number of months during the period.

•	Non-GAAP operating income/loss. Calculated by operating loss excluding recurring item of share-based compensation expenses and non-recurring item of impairment of long-lived assets upon its occurrence (see reconciliation on Page 11).

•	Non-GAAP net income/loss. Calculated by net loss excluding recurring item of share-based compensation expenses and non-recurring items inclusive of impairment of long-lived assets and impairment of trust investments upon their occurrence (see reconciliation on Page 11).

•	Non-GAAP net income/loss attributable to the Company’s ordinary shareholders. Calculated by adjusting net loss attributable to the Company's ordinary shareholders excluding share-based compensation expenses, impairment of long-lived assets.

•	Non-GAAP basic and diluted net income/loss per share. Calculated as non-GAAP net income/loss attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net income/loss per ADS. Calculated as non-GAAP net income/loss attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses adjusted operating income/loss and adjusted net income/loss, each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/loss as operating loss excluding recurring item of share-based compensation expenses and non-recurring item of impairment loss of long-lived assets upon its occurrence, non-GAAP net income/loss as net loss excluding recurring item of share-based compensation expenses, non-recurring items inclusive of impairment loss of long-lived assets and impairment of trust investments upon their occurrence and non-GAAP net income/loss attributable to the Company’s ordinary shareholders as net loss attributable to the Company’s ordinary shareholders excluding share-based compensation expenses, impairment loss of long-lived assets and impairment of trust investments.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

EXCHANGE RATE INFORMATION

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Other than proceeds from the issuance of Series B-1 convertible redeemable preferred shares, IPO and the concurrent private placement stated, all translations from RMB to US$ were made at the rate of RMB 6.4434 to US$1.00, the exchange rate on September 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2021

(Amounts in thousands of RMB and US$, except for number of shares)

	As of,
	December 31, 2020	September 30,2021 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,806,023	5,032,033	780,959
Restricted cash	110,000	58,200	9,032
Short-term investments	250,000	-	-
Accounts receivable	17,381	21,139	3,281
Receivables from online payment platforms	25,728	52,725	8,183
Inventories, net	275,568	431,599	66,983
Prepaid expenses and other current assets, net	935,497	1,117,519	173,437
Total current assets	6,420,197	6,713,215	1,041,875

Non-current assets:
Property and equipment, net	2,070,458	1,818,026	282,153
Restricted cash	23,022	21,385	3,319
Other non-current assets, net	170,002	119,545	18,553
Deferred tax assets	638,720	658,223	102,155
Total non-current assets	2,902,202	2,617,179	406,180
TOTAL ASSETS	9,322,399	9,330,394	1,448,055

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	209,695	298,315	46,298
Accrued expenses and other liabilities	703,117	1,057,750	164,160
Deferred revenues	88,174	74,388	11,545
Convertible senior notes	-	2,963,964	460,000
Payable for equity litigants settlement	-	1,208,138	187,500
Total current liabilities	1,000,986	5,602,555	869,503

Non-current liabilities:
Other non-current liabilities	197,091	-	-
Convertible senior notes	3,001,500	-	-
Payable for SEC settlement	1,174,500	1,159,812	180,000
Payable for equity litigants settlement	1,223,438	-	-
Total non-current liabilities	5,596,529	1,159,812	180,000
Total liabilities	6,597,515	6,762,367	1,049,503

Shareholders’ equity:
Class A Ordinary shares	20	20	3
Class B Ordinary shares	2	2	-
Additional paid-in capital	14,744,569	14,948,312	2,319,942
Accumulated deficits	(12,452,882)	(12,687,938)	(1,969,137)
Accumulated other comprehensive income	364,054	307,028	47,650
Statutory reserves	603	603	94
Total Company’s ordinary shareholders’ equity	2,656,366	2,568,027	398,552

Non-controlling interests	68,518	-	-
Total shareholders’ equity	2,724,884	2,568,027	398,552
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,322,399	9,330,394	1,448,055

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

LOSS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020 AND SEPTEMBER 30, 2021 AND FOR

THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	1,051,571	1,934,087	300,165	2,499,729	4,675,391	725,609
Revenues from partnership stores	91,452	416,121	64,581	187,811	857,268	133,046
Total net revenues	1,143,023	2,350,208	364,746	2,687,540	5,532,659	858,655

Cost of materials	(528,295)	(919,886)	(142,764)	(1,371,437)	(2,219,539)	(344,467)
Store rental and other operating costs	(408,040)	(515,531)	(80,009)	(1,298,763)	(1,403,399)	(217,804)
Depreciation and amortization expenses	(123,122)	(136,004)	(21,107)	(360,926)	(364,977)	(56,644)
Sales and marketing expenses	(168,452)	(363,886)	(56,474)	(685,947)	(824,268)	(127,924)
General and administrative expenses	(173,119)	(321,160)	(49,843)	(671,745)	(880,941)	(136,720)
Store preopening and other expenses	(2,263)	(5,987)	(929)	(9,506)	(8,666)	(1,345)
Impairment loss of long-lived assets	-	(18,951)	(2,941)	(2,120)	(18,951)	(2,941)
Losses and expenses related to Fabricated Transactions and Restructuring	(202,224)	(75,535)	(11,723)	(385,443)	(230,195)	(35,726)
Total operating expenses	(1,605,515)	(2,356,940)	(365,790)	(4,785,887)	(5,950,936)	(923,571)
Operating (loss)/income	(462,492)	(6,732)	(1,044)	(2,098,347)	(418,277)	(64,916)

Interest income	32,956	23,507	3,648	101,411	79,072	12,272
Interest and financing expenses	(79,363)	(9,460)	(1,468)	(106,880)	(27,590)	(4,282)
Foreign exchange (loss)/gain, net	(61,872)	2,006	311	(29,784)	111,062	17,237
Impairment of trust investments	(1,140,000)	-	-	(1,140,000)	-	-
Other (loss)/income, net	(117)	(10,993)	(1,706)	8,270	1,957	304

Net (loss)/income before income taxes	(1,710,888)	(1,672)	(259)	(3,265,330)	(253,776)	(39,385)
Income tax (expense)/benefit	(356)	(21,837)	(3,389)	(1,086)	18,828	2,922
Net loss	(1,711,244)	(23,509)	(3,648)	(3,266,416)	(234,948)	(36,463)

Less: Net income attributable to non-controlling interests	150	-	-	621	108	17
Net loss attributable to the Company’s ordinary shareholders	(1,711,394)	(23,509)	(3,648)	(3,267,037)	(235,056)	(36,480)

Loss per ordinary share: - Basic and diluted	(0.85)	(0.01)	(0.00)	(1.62)	(0.12)	(0.02)
Loss per ADS (8 ordinary shares per ADS): - Basic and diluted	(6.80)	(0.08)	(0.01)	(12.96)	(0.96)	(0.14)
Weighted average shares outstanding used in calculating basic and diluted loss per share: - Basic and diluted	2,025,174,800	2,025,174,796	2,025,174,796	2,020,825,895	2,025,174,796	2,025,174,796

Net loss	(1,711,244)	(23,509)	(3,648)	(3,266,416)	(234,948)	(36,463)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	121,398	7,836	1,216	161,231	(57,026)	(8,850)
Total comprehensive loss	(1,589,846)	(15,673)	(2,432)	(3,105,185)	(291,974)	(45,313)
Less: Total comprehensive income attributable to non-controlling interests	150	-	-	621	108	17
Total comprehensive loss attributable to ordinary shareholders	(1,589,996)	(15,673)	(2,432)	(3,105,806)	(292,082)	(45,330)

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020 AND SEPTEMBER 30, 2021 AND FOR THE

NINE MONTHS ENDED SEPTEMBER 30, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(272,139)	8,291	1,286	(2,244,940)	137,844	21,392
Net cash (used in)/generated from investing activities	(255,502)	(36,250)	(5,626)	(1,706,040)	50,288	7,805
Net cash generated from financing activities	540	-	-	4,029,070	-	-
Effect of foreign exchange rate changes on cash and cash equivalents	(67,348)	(1,693)	(263)	84,636	(15,559)	(2,415)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(594,449)	(29,652)	(4,603)	162,726	172,573	26,782
Cash and cash equivalents and restricted cash at beginning of period	5,738,604	5,141,270	797,913	4,981,429	4,939,045	766,528
Cash and cash equivalents and restricted cash at end of period	5,144,155	5,111,618	793,310	5,144,155	5,111,618	793,310

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP

MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating (loss)/income
Operating loss	(462,492)	(6,732)	(1,044)	(2,098,347)	(418,277)	(64,916)
Adjusted for:
Share-based compensation (reverse)/expenses	(42,898)	78,118	12,124	(28,770)	205,594	31,908
Impairment loss of long-lived assets	-	-	-	2,120	-	-
Non-GAAP operating (loss)/income*	(505,390)	71,386	11,080	(2,124,997)	(212,683)	(33,008)

B. Non-GAAP net (loss)/income
Net loss	(1,711,244)	(23,509)	(3,648)	(3,266,416)	(234,948)	(36,463)
Adjusted for:
Share-based compensation (reverse)/expenses	(42,898)	78,118	12,124	(28,770)	205,594	31,908
Impairment loss of long-lived assets	-	-	-	2,120	-	-
Impairment of trust investments	1,140,000	-	-	1,140,000	-	-
Non-GAAP net (loss)/income*	(614,142)	54,609	8,476	(2,153,066)	(29,354)	(4,555)

C. Non-GAAP net (loss)/income per share — basic and diluted
Net loss attributable to the Company’s ordinary shareholders	(1,711,244)	(23,509)	(3,648)	(3,266,416)	(234,948)	(36,463)
Add:
Share-based compensation (reverse)/expenses	(42,898)	78,118	12,124	(28,770)	205,594	31,908
Impairment loss of long-lived assets	-	-	-	2,120	-	-
Impairment of trust investments	1,140,000	-	-	1,140,000	-	-
Non-GAAP net (loss)/income attributable to the Company’s ordinary shareholders*	(614,142)	54,609	8,476	(2,153,066)	(29,354)	(4,555)

Weighted average shares outstanding used in calculating basic and diluted net (loss)/income per share - basic	2,025,174,800	2,025,174,796	2,025,174,796	2,020,825,895	2,025,174,796	2,025,174,796
Weighted average shares outstanding used in calculating basic and diluted net (loss)/income per share - diluted	2,025,174,800	2,112,526,717	2,112,526,717	2,020,825,895	2,025,174,796	2,025,174,796
Non-GAAP net (loss)/income per share — Basic and diluted	(0.30)	0.03	0.00	(1.07)	(0.01)	0.00

Non-GAAP net (loss)/income per ADS — Basic and diluted	(2.40)	0.24	0.00	(8.56)	(0.08)	0.00

* Differences in the definition of Non-GAAP indicators between this earnings announcement and 2020 Form 20-F are contributable to the items that occurred beyond the reporting periods of this earnings announcement, including accretion to redemption value of convertible redeemable preferred shares, change in the fair value of warrant liability, provision for SEC settlement and provision for equity litigants settlement. In the third quarter of 2021, impairment loss of long-lived assets was due to normal operation, rather than unexpected events such as store closure caused by the COVID-19, therefore, removed from Non-GAAP adjustment items.